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May 15, 2008	DStockton@KilpatrickStockton.com

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
Washington, DC 20549
Attention: Michael K. Pressman and David L. Orlic

Re:	Emageon Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on May 12, 2008
SEC File No. 000-51149
Ladies and Gentlemen:
          On behalf of Emageon Inc. (the “Company”), enclosed for filing is Amendment No. 1 to the above-referenced preliminary proxy statement (the “Amendment”). This letter, together with the enclosed amendment, sets forth the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter of May 13, 2008.
          As requested, the responses in this letter are keyed to correspond to the Staff’s comment letter. The numbers of each of the responses and headings set forth below correspond to the numbered comments and headings in your letter. Unless the context requires otherwise, references to “we,” “our,” “us,” “Emageon” or “the Company” in the responses below refer to Emageon Inc. In addition, in the case of all responses to comments and the acknowledgements at the end of this letter, the use of third person pronouns reflect statements of the Company as if it were the signatory of this letter (rather than this firm on its behalf).
          Please note that this letter is being filed via EDGAR together with the Amendment. Additionally, pursuant to your request, three copies of the Amendment marked to show changes from the original filing of the above-referenced preliminary proxy statement are being sent via overnight delivery with copies of this letter.
General
1.	Please revise your filing to indicate that the proxy statement and form of proxy are preliminary copies. See Rule 14a-6(e)(1).
Response
The proxy statement has been revised to include the heading “PRELIMINARY COPY — SUBJECT TO COMPLETION” on each of the letter to stockholders, the notice of the annual meeting, the first page of the proxy statement and the form of proxy in accordance with Rule 14a-6(e)(1).

Securities and Exchange Commission
May 15, 2008

2.	In your letter to stockholders and on page 1 of your proxy statement, you refer to Davenport Partners and its affiliates as “activist” hedge funds. Please clarify for your investors the meaning of this term.
Response
The proxy statement has been revised to remove the term “activist” in the letter to stockholders and on page 1 of the proxy statement.
Proposal 1: Election of Directors, page 4
3.	On page 5, you state that the Board is not aware of any nominee for election to the board of directors who is unable to serve or will decline to serve as a director. Please confirm that each of your nominees has consented to being named in your proxy statement and to serve if elected. See Rule 14a-4(d).
Response
Each of the Company’s nominees for election to the board of directors has consented to being named in the proxy statement, and to serve as a member of the board of directors if elected. The proxy statement has been revised accordingly.
Background and Experience of Our Board Members, page 5
4.	Please disclose with specificity the principal occupation and employment of Mr. French, and the dates of his tenure in those positions, between May 2004 and July 2007.
Response
Mr. French was a principal of JD Resources, LLC, a private equity firm that provides strategic advisory and venture capital services for early stage healthcare companies from May 2004 to July 2007. The proxy statement has been revised accordingly.
Stockholder Recommendations for Nominations to the Board, page 9
5.	In the second to last paragraph of this section, please disclose the dates on which certain of your independent directors, as well as certain of your officers, held conversations with representatives of Oliver Press Partners. Please also disclose the substance of these meetings.
Response
From August 2007 through May 2008, certain of the Company’s independent directors and certain of its officers met in person, or conducted scheduled telephone conference calls, with representatives of Oliver Press Partners. In addition, during such period, certain of the independent directors and officers, as well as legal counsel for the Company, had informal telephone conversations with representatives of Oliver Press Partners. The proxy statement has been revised to disclose the dates and substance of these scheduled meetings and telephone conferences, as well as the existence and general substance of these informal telephone conversations.

Securities and Exchange Commission
May 15, 2008

6.	Please disclose the means by which you determined that the nominees of Oliver Press Partners do not satisfy the criteria established by the Board for its director nominees. Please also disclose which criteria you determined that those nominees did not meet and the reasons why the Board determined not to endorse those nominees.
Response
The proxy statement has been revised in response to your comments to more clearly describe the means by which the Company’s Governance Committee determined that the nominees of Oliver Press Partners do not satisfy the criteria established by the Company’s board of directors for nominees, the criteria that the Governance Committee believes these nominees do not meet and the reasons why the Company’s board of directors determined not to endorse the nominees.
7.	Please disclose which directors and/or nominating committee members, if any, dissented from the determination not to endorse the Oliver Press Partners nominees, and the reasons for their dissent.
Response
The determination by the Company’s board of directors and Governance Committee not to endorse the Oliver Press Partners nominees was unanimous. The proxy statement has been revised accordingly.
Compensation of Executive Officers and Directors, page 14
8.	Discuss the nature and scope of Mercer’s engagement and clarify whether Mercer was provided with any instructions or directions with respect to the performance of its duties under the engagement. See Item 7(d) of Schedule 14A and Item 407(e)(3)(iii) of Regulation S-K.
Response
The proxy statement has been revised to provide the additional requested disclosure regarding the Company’s engagement of Mercer in 2006.
2007 Compensation, page 16
9.	In the first paragraph on page 17, you describe assessments of salaries paid to executives in comparable industries and you refer to compensation surveys consulted by your compensation committee. To the extent you made such assessments or referred to such surveys in setting 2007 and/or 2008 compensation, please disclose the identities of these industries and surveys. See Item 402(b)(2)(xiv) of Regulation S-K.
Response
The Compensation Committee of the Company’s board of directors referred to a compensation survey prepared by Radford in connection with its evaluation and determination of executive base salaries for 2007. The proxy statement has been revised to disclose the identity of this survey.
Sales Incentive Compensation Plan, page 22
10.	Please disclose with greater specificity the material features of the compensation plan for Mr. Grubb, including the percentages of new sales to which he was entitled during the fiscal years ended December 31, 2007 and 2006.

Securities and Exchange Commission
May 15, 2008

Response
The proxy statement has been revised to disclose with greater specificity certain of the material features of Mr. Grubb’s sales incentive compensation plan for 2006 and 2007. We note, however, that the disclosure does not quantify all of the specific bonus amounts to which Mr. Grubb was entitled during 2006 and 2007, or the 2006 and 2007 sales booking targets and revenue and earnings per share goals under the compensation plan. For the reasons described below, the Company believes that disclosure of sensitive information of this type would cause substantial competitive harm to the Company and could be confusing to the investment community. The Company also believes that, taking into account the revised disclosure in the Company’s proxy statement, disclosure of these amounts and figures is not material to an investor’s understanding of Mr. Grubb’s compensation arrangements.
Recently, the Company has experienced a substantial decline in its stock price and is facing a number of significant economic challenges resulting from industry pressures and current economic conditions in general. As a result, the Company believes that, among other things, its employees are very vulnerable to the hiring efforts of its competitors. In particular, the Company believes that members of its sales force are being increasingly targeted by competitors in its industry. The Company believes that disclosing the specific bonus amounts of its former Senior Vice President, Sales, and the sales bookings targets and revenue and earnings per share goals that were part of his sales incentive compensation plan would provide these competitors with direct insight into sensitive aspects of the compensation practices for the Company’s key sales personnel. Specifically, this information could be used by the Company’s competitors to adjust their own compensation structure to recruit the Company’s key sales personnel. This, in turn, could substantially increase the risk that the Company would lose key sales personnel to its competitors. The Company’s key sales personnel are critical to its ability to establish and maintain the customer relationships necessary to generate new sales bookings and revenue and the Company’s ability to meet its performance and growth objectives.
The Company also believes that the sales bookings targets and revenue and earnings per share goals under Mr. Grubb’s sales incentive compensation plan should remain confidential because disclosure could be confusing to the investment community. The targets and goals under Mr. Grubb’s plan are not the same as the projected sales bookings, revenue and earnings per share figures in the Company’s annual budget, or the projected figures that the Company releases to the investment community. If the targets and goals under Mr. Grubb’s plan are disclosed in the proxy statement, the disclosure would need to be accompanied by an explanation that they are not being disclosed for the purposes of analyzing an investment. The Company believes that this type of disclosure could cause confusion for the stockholder reading the proxy statement as well as an investor analyzing the value of the Company’s stock. The Company notes for the Staff that it has made full quantitative disclosure of the performance targets under its other compensation programs that are otherwise publicly disclosed and correspond to the projected figures that the Company releases to the investment community. Specifically, the revenue and earnings per share goals under the Company’s performance-based annual bonus program have been quantified in the proxy statement because each correspond to the low end of the Company’s publicly-disclosed projected revenue and earnings per share for the applicable fiscal year.
In addition, disclosure of the targets and goals under Mr. Grubb’s plan could would cause substantial competitive harm by providing competitors and other third-parties with insight into the Company’s targeted sales level metrics and objectives. As discussed above, the targets and goals under Mr. Grubb’s plan are unique to Mr. Grubb and the Company’s sales force, and differ from the projected sales bookings, revenue and earnings per share figures that the Company releases to the investment community. Public disclosure of these targets and goals would allow the Company’s competitors to better gauge the way in which the Company sets its sales goals relative to its overall projected sales bookings, revenue and earnings per share. The Company believes that providing this type of insight to its competitors would put it at a competitive disadvantage, hampering its ability to compete in the marketplace.

Securities and Exchange Commission
May 15, 2008

Finally, the Company does not believe that disclosure of Mr. Grubb’s potential bonus amounts or the specific targets and goals under his sales incentive compensation plan are material to an understanding of his overall compensation. The Company has included detailed disclosure of the mechanics of the plan, and the Summary Compensation Table in the proxy statement contains disclosure of bonus amounts actually paid to Mr. Grubb for 2006 and 2007. Additionally, the difference between the bonus amounts paid to Mr. Grubb for 2006 compared to 2007 have an obvious correlation with the Company’s financial performance during those fiscal years. As a result, it is clear that his bonus arrangements are closely tied to realistic performance targets and goals for the Company.
Please note that in response to your comments, the Company has, in accordance with Instruction 4 to Item 402(b) of Regulation S-K, included additional disclosure in the proxy statement as to how difficult it was for Mr. Grubb to achieve his sales bookings targets and revenue and earnings per share goals in 2006 and 2007.
* * * * *
In response to the Staff’s request, the Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          The Company appreciates the Staff’s review of its filing, and we look forward to working constructively and expeditiously with the Staff to resolve any remaining questions or comments that it may have. Please call the undersigned at (404) 815-6444 or Justin B. Heineman at (404) 685-6782 with any questions or comments you may have regarding the responses set forth herein.

Sincerely,
/s/ David A. Stockton

David A. Stockton

cc:	Charles A. Jett, Jr. W. Todd Carlisle, Esq. Justin B. Heineman, Esq.